Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fire Department Coffee, Inc.
811 W Riverside Blvd
Rockford, IL 61103
https://www.firedeptcoffee.com/

Up to $1,234,984.80 in Non-Voting Common Stock at $8.40
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fire Department Coffee, Inc.
Address: 811 W Riverside Blvd, Rockford, IL 61103
State of Incorporation: IL
Date Incorporated: June 16, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 1,786 shares of Non-Voting Common Stock
Offering Maximum: $1,234,984.80 | 147,022 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $8.40
Minimum Investment Amount (per investor): $495.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

Time-Based Incentives

Super Early Bird: Receive 10% bonus shares if invested within first 24 hours of launch

Early Bird: Receive 5% bonus shares if invested within first 48 hours of launch

First Week: Receive 3% bonus shares if invested within first week of launch

Volume-Based Incentives

Tier 1 $1000+

First month free coffee subscription (Up to $25 value; must be redeemed within 60 days)

15% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

Tier 2 $2,500+

First month free coffee subscription (Up to $50 value; must be redeemed within 60 days)

20% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

Tier 3 $5,000+

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

3% bonus shares

Tier 4 $10,000+ (US Investors Only)

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

Coffee care package to deliver to local fire station

5% bonus shares

Tier 5 $25,500+ (US Investors Only)

Receive all non-bonus share/discount perks listed above, plus:

25% discount for 1 year (excludes subscriptions)

8% bonus shares

2 tickets to NHRA race

Attendees receive shirt, hat, mug

Dinner w/FDC executives

Date/location TBD

Personalized FDC tumbler

Tier 6 $50,000+ (US Investors Only)

Receive all non-bonus share perks listed above, plus:

10% bonus shares

Tour of FDC roasting facility, R&D cupping experience, coffee sampling

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined,*

meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Fire Dept Coffee Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $8.40 per share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $840. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Fire Department Coffee, Inc. ("Fire Dept. Coffee" or the "Company") is a veteran-owned business certified by the National Veteran-Owned Business Association (NaVOBA). We're dedicated to providing great-tasting coffee to people everywhere. Our coffee is freshly roasted in the U.S.A. by our dedicated team of firefighters, first responders, veterans, and coffee experts.

Inspired by coffee's vital role in helping firefighters stay alert and energized through long shifts, Fire Dept. Coffee was founded in 2016. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton, who is also a full-time firefighter and VP for Fire Department Coffee.

Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee also supports our fellow first responders in need through the Fire Department Coffee Foundation by giving back to those who have been injured on the job, mentally or physically, or who are facing other serious health challenges.

Business Model

Our business model is to build the Fire Department Coffee brand through our online and social media presence as a coffee brand known for its quality, service, and supporting first responders. Our revenue includes direct-to-consumer sales, retail and food away-from-home channels, media, and licensing.

We sell ground and whole bean coffee, coffee pods, ready-to-drink, and merchandise.

Corporate Structure

Fire Department Coffee, Inc. was initially organized as PI Coffee Roasters, Inc., an Illinois corporation, on June 16, 2016, and on November 8, 2018, changed its name to Fire Department Coffee, Inc.

Intellectual Property Ownership

Fire Department Coffee, Inc. directly owns nine (9) trademarks.

Competitors and Industry

Competitors

Our direct competitors include Stumptown Coffee, La Colombe, and Black Rifle Coffee Company. Fire Department Coffee has positioned itself amongst premium coffee brands yet stands apart from these competitors with a unique business model of being run by firefighters, veterans, and coffee experts.

In addition, Fire Department Coffee has a give-back ethos to continuously support first responders and firefighters through its FDC Foundation. Fire Department Coffee is more than a coffee company. It's a brand with strong values supporting a family-friendly and active lifestyle.

Industry

The non-alcoholic drinks market forecasts a 25.4% growth in non-alcoholic offerings in the U.S. through 2026 and a 5.9% growth in the low-alcohol segment during the same period, according to a 2022 IWSR Drinks Market Analysis.

Revenue in the coffee segment amounts to US $95.58bn in 2023. The market is expected to grow annually by 3.51% (CAGR 2023-2025)—Statista Coffee United States report. According to Business Wire - North American 2022 Coffee Report, the North American coffee market is projected to register a CAGR of 5.9% during the forecast period (2022-2027). Fire Department Coffee is well positioned to capitalize on this with our premium coffee in varied forms.

Additionally, according to Business Wire, the trend of making better coffee at home is gaining momentum and will grow further during the forecast period. Lastly, according to Business Wire, supermarkets lead the distribution channels for coffee in the United States.

Current Stage and Roadmap

Current Stage

We are currently in 3,670 stores and expect to be in 20,887 stores by the end of the year. Fire Department Coffee is currently available nationally at Albertsons and some regional chains while gaining distribution into more chains.

We presently have 7,552 active subscribers. These active subscriptions include subscribers to the Spirit Infused Coffee Club, Coffee of the Month Club, Charity of the Month Shirt Club, and other coffee subscriptions that auto-renew and fulfill the same coffee on a set frequency.

Future Roadmap

We plan to increase our sales in conventional and mass grocers, club stores, convenience, and away-from-home markets. We are bringing innovation to market in new varieties and package forms. We recently established relationships with distributors like UNFI, DPI, Core-Mark, and are currently unlocking further growth with independents at KeHE. We are developing a robust omnichannel brand with our retail partners.

The Team

Officers and Directors

Name: Luke Joseph Schneider

Luke Joseph Schneider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) & Chairman of Board
  Dates of Service: May, 2016 - Present
  Responsibilities: Informing and advising Board members, managing the organization's resources, and implementing strategic plans to grow revenue, profit, and social impact. Luke presently receives $100,000 in annual salary and holds 3,364,350 shares of Voting Common Stock.

- **Position:** Treasurer
  Dates of Service: May, 2016 - Present
  Responsibilities: Manage and oversee the financial assets of Fire Department Coffee.

Other business experience in the past three years:

- **Employer:** City of Rockford, Fire Department
  Title: Firefighter/Paramedic
  Dates of Service: April, 2009 - March, 2022
  Responsibilities: Provide emergency services within the City of Rockford, IL

Name: Jason Patton

Jason Patton's current primary role is with City of Riviera Beach. Jason Patton currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Board Member
  Dates of Service: June, 2016 - Present
  Responsibilities: Creating and managing video content related to the organic promotion of Fire Department Coffee and its partners. Jason receives an annual salary of $70,000. Jason owns 10.17% equity in the company.

Other business experience in the past three years:

- **Employer:** City of Riviera Beach
  Title: Firefighter/Paramedic
  Dates of Service: June, 2008 - Present
  Responsibilities: Provide emergency services to citizens of Riviera Beach.

Other business experience in the past three years:

- **Employer:** Patton'd Comedy CPR
  Title: Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Jason owns this one-stop-shop for all of your CPR, AED, First-Aid, Blood-borne pathogens and BL.

Name: Dakotah River Quimby

Dakotah River Quimby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Dakotah manages the day-to-day operations of the company. He also helps improve operational processes, efficiencies, and spending. Dakotah receives an annual salary of $60,000.

Other business experience in the past three years:

- **Employer:** Wagner Excavating
  Title: Union Laborer

Dates of Service: December, 2019 - January, 2021
Responsibilities: My role was to install commercial water main supply.

Name: Bradley Patrick Flaherty

Bradley Patrick Flaherty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Creative Officer, Board Member
  Dates of Service: March, 2020 - Present
  Responsibilities: As the CCO for Fire Department Coffee, he directs the creative output and develops the design strategy that defines our brand. He ensures that the creative is consistent, unique, and memorable across all mediums of communication. Bradley receives annual compensation of $100,000 and owns 3.66% of the company's equity.

Name: Lawrence James Walton

Lawrence James Walton's current primary role is with City of Rockford. Lawrence James Walton currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary; Board Member
  Dates of Service: May, 2019 - Present
  Responsibilities: Larry is the company Secretary and is a minority shareholder with Fire Department Coffee. Larry does not receive cash compensation.

Other business experience in the past three years:

- **Employer:** City of Rockford
  Title: Firefighter/Paramedic
  Dates of Service: September, 2015 - Present
  Responsibilities: Provide emergency services to the City of Rockford.

Name: Peter Provenzano

Peter Provenzano's current primary role is with SupplyCore Inc.. Peter Provenzano currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2020 - Present
  Responsibilities: Peter is a director of Fire Department Coffee. He does not

receive cash compensation for this role.

Other business experience in the past three years:

- **Employer:** SupplyCore Inc.
  Title: President & CEO
  Dates of Service: February, 1996 - Present
  Responsibilities: Peter is the Chief Executive Officer and the primary owner of SupplyCore Inc.

Other business experience in the past three years:

- **Employer:** MPOWR
  Title: Founder, President and CEO
  Dates of Service: January, 2002 - Present
  Responsibilities: Peter founded MPOWR®, SupplyCore's software and social enterprise division, with the goal of helping communities, businesses, and organizations come together, achieve outcomes and systems change, and collaborate more effectively.

Name: Georgiana Marie Strait

Georgiana Marie Strait's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: Georgiana leads marketing efforts for both e-commerce and retail environments. She also helps to strategize big-picture plans to facilitate company growth. She receives an annual salary of $120,000.

Other business experience in the past three years:

- **Employer:** Link Labs
  Title: Digital Marketing Director
  Dates of Service: June, 2021 - August, 2022
  Responsibilities: Lead and inspire a marketing team fulfilling silos between graphic design, content writing, events, website/SEO strategies, PR initiatives, and social media.

Other business experience in the past three years:

- **Employer:** Gensuite | Formerly GE

Title: Lead of Digital Marketing
Dates of Service: October, 2017 - May, 2021
Responsibilities: Executed and managed multiple projects surrounding content generation, branding dev., digital/traditional marketing campaign development, and maximized/reviewed campaign efficiency through analytics/SEO.

Other business experience in the past three years:

- **Employer:** Memo Marketing
  Title: Founder
  Dates of Service: August, 2021 - Present
  Responsibilities: Georgiana founded Memo Marketing which is a marketing agency out of New Orleans, LA.

Name: Jon Kempton Bryan

Jon Kempton Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Growth Officer
  Dates of Service: August, 2022 - Present
  Responsibilities: Grow awareness, sales and relationships for Fire Department Coffee. He receives an annual salary of $100,000.

Other business experience in the past three years:

- **Employer:** Frisco Fire Department
  Title: Firefighter Paramedic
  Dates of Service: June, 2021 - August, 2022
  Responsibilities: Firefighter Paramedic for the City of Frisco.

Other business experience in the past three years:

- **Employer:** Dallas Fire Department
  Title: Firefighter Paramedic
  Dates of Service: November, 2018 - August, 2022
  Responsibilities: Firefighter Paramedic for the City of Dallas

Name: Jeffrey William Fahrenwald

Jeffrey William Fahrenwald's current primary role is with SupplyCore Inc.. Jeffrey William Fahrenwald currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, acting Chief Financial Officer
  Dates of Service: August, 2020 - Present
  Responsibilities: Jeff assists with cash planning, financial planning and analysis, banking relationship, and developing finance and accounting functions. He also assists the President with decision-making when asked. He does not receive any financial compensation.

Other business experience in the past three years:

- **Employer:** SupplyCore Inc.
  Title: Vice President
  Dates of Service: June, 2017 - Present
  Responsibilities: Jeff works the Leadership team to develop and execute their long-term strategies for SupplyCore and its affiliates which include MPOWR and Arwadh Trading.

Name: Glenn Phillip Zemel

Glenn Phillip Zemel's current primary role is with DuPage Valley Anesthesiologists. Glenn Phillip Zemel currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, Chief Scientific Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: Glenn sits on the Board of Directors and as a Food Scientist, he serves as the Chief Scientific Officer. Glenn does not receive cash compensation.

Other business experience in the past three years:

- **Employer:** DuPage Valley Anesthesiologists
  Title: Physician, Board Member, Shareholder
  Dates of Service: July, 2004 - Present
  Responsibilities: Physician Anesthesiologist

Name: Mark David Schneider

Mark David Schneider's current primary role is with Graham Packaging. Mark David Schneider currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May, 2016 - Present
  Responsibilities: Provide sound guidance to the CEO and leadership team. Be a

sounding board to the CEO and provide manufacturing insights. Mark does not receive cash compensation.

Other business experience in the past three years:

- **Employer:** Graham Packaging
  Title: Sr. Dir. Of Advanced Technology and R&D
  Dates of Service: August, 1996 - Present
  Responsibilities: Leading an innovation team in developing new products and technology that opens up new business opportunities. Finding ways to improve manufacturing performance and reduce waste.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,234,982.32 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights

attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We are partially an e-commerce / internet based business and may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fire Department Coffee or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fire Department Coffee could harm our reputation and materially negatively impact our financial condition and business.

Uncontrollable factors in the coffee market

Coffee is a commodity and traded based on what is going on in the market. There are some factors that can have a negative impact on crop yields that are uncontrollable such as weather, disease, and any other uncontrollable factors that may negatively impact the coffee market.

Some team members are active firefighters.

Some of our important team members are currently active firefighters including our Vice President Jason Patton. Firefighters have been known to have more occupational risks that can cause permanent disability or death.

Board Member Involvement in Dismissed Civil Lawsuit

One of the Company's board directors, Peter Provenzano, was named as a co-defendant in a 2014 civil lawsuit. Peter was an owner / investor in Midwest Adventure

Group, LLC, but did not manage the business's day-to-day operations. Payment obligations to a lender, Blackhawk Bank, were triggered and a lawsuit was filed for damages. Peter assumed Blackhawk's claims, substituting a new entity owned entirely by him, Rocktown Adventures, LLC, as the plaintiff in the lawsuit, and pressed for payment from the other owners of Midwest Adventure Group, LLC. The dispute was resolved and the suit was dismissed by stipulation of the parties in 2014.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luke Joseph Schneider	3,700,785	Voting Common Stock	57.59%

The Company's Securities

The Company has authorized Non-Voting Common Stock, and Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 147,022 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 2,900,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Joinder to Co-Sale Agreement & Drag-Along Rights

I*nvestors in this offering will also be joining the Company's Co-Sale Agreement attached as Exhibit F which contains Drag-Along rights as detailed below.*

Drag-Along Rights:

1.1 Notice of Transfer. If shareholders (the "Selling Shareholders") holding more than 50% of the issued and outstanding shares of Voting Common Stock in the Company propose to transfer, through one transaction or any series of related transactions, a number of shares of Voting Common Stock that, in the aggregate, constitutes more than 50% of all of the issued and outstanding shares of Voting Common Stock in the Company (on a fully-diluted basis assuming full conversion of all outstanding shares of Voting Common Stock or other instruments convertible into or exchangeable for shares of Voting Common Stock), such Selling Shareholders shall have the right to do so and shall have the right to require each holder of an issued and outstanding share of NV Stock (each a "Co-Seller") to transfer all or any portion of the shares of NV Stock held by such Co-Seller, free and clear of all liens or other encumbrances; provided, however, that if the Selling Shareholders do not require each Co-Seller to transfer all shares of NV Stock held in the aggregate by the Co-Sellers, the number of

shares of NV Stock to be transferred by each Co-Seller shall be allocated pro rata among the Co-Sellers based on their relative number of shares of NV Stock held by each of them. The Selling Shareholder (s) shall exercise his or their rights under this Section 1.1 by written notice to each Co-Seller including a copy of the document(s) pursuant to which he or they intend to transfer the shares of Voting Common Stock.

1.2 Terms of Sale. All shares of NV Stock being transferred by Co-Sellers pursuant to Section 1.1 shall be treated identically with all shares of Voting Common Stock being sold by the Selling Shareholders in all respects; provided, however, that the Co-Sellers shall not be required to make any representations or warranties or indemnification obligations in connection with such transfer other than representations, warranties and indemnifications as to (i) such Co-Seller's ownership of the shares being transferred by that Co-Seller; (ii) such Co-Seller's power and authority to effect that transfer of the Membership Interests being transferred by that Co-Seller; and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require, except that that transferee may not require that each Co-Seller be an "accredited investor" within the meaning of the Securities Act and its implementing regulations (an "Accredited Investor").

Please refer to the Company's Co-Sale Agreement attached as Exhibit F regarding these rights in their entirety.

Voting Common Stock

The amount of security authorized is 110,000,000 with a total of 6,426,189 outstanding.

Voting Rights

The holder of each share of Voting Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights. The holders of the Voting Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

The total amount outstanding does not include 160,655 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional

issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 198
  Use of proceeds: Capital growth
  Date: August 01, 2020

Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 990
  Use of proceeds: Capital growth
  Date: August 01, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year in 2021 was $4,965,537 and increased to $6,276,168 in 2022. The revenue growth came almost entirely from the introduction of FDC into retail establishments through wholesale sales. There was also a licensing fee of $400,000 that also contributed to the revenue growth.

Cost of sales

The cost of goods sold in 2022 was $3,836,507, an increase of $1,090,332 from 2021 when the cost of sales was $2,746,175.45. As a percentage of sales, there was about a 5 percent increase yearly.

Gross margins

2022 gross profit increased by $220,299 over 2021 gross profit and gross margins as a percentage of revenues decreased slightly from 44% in 2021 to 39% in 2022. This decrease in margin was caused by the introduction of wholesale and the one-time slotting fees to enter that market.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, facilities expenses, insurance expenses and office expenses. Expenses in 2022 increased by $780,827 from 2021. In 2021, FDC opened its distribution facility, adding about $54,000 in facilities expenses for the year. Additionally, approximately $448,000 of this increase in expenses was due to increased compensation and benefits costs used to ramp up staffing in the distribution facility and in preparation for the wholesale/retail launch.

Historical results and cash flows:

The Company is currently in the accelerated growth stage. We have made the Inc. 5000 as one of the 5000 fastest privately held companies in the U.S. for 2021 and 2022. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future, but at a slightly lower rate because of the investments we have made and plan to make in business growth and the addition of wholesale sales into our business model. Past cash was primarily generated through sales of coffee and merchandise related to our coffee brand. We took on minimal equity investment. Our goal is to raise equity to continue to fuel growth and achieve sales of between $12M and $15M by the end of 2023. This growth will be driven by increased direct-to-consumer sales, wholesale sales and media revenue, as well as licensing fees related to our branding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 20, 2023, the Company has capital resources available in the form of a $1,750,000 line of credit from Blackhawk Bank, a credit card credit limit of $150,000 and cash on hand of about $140,000. Additionally, we have outstanding loans for purchasing our distribution center and roasting equipment for about $250,000 from Blackhawk Bank and working capital loans of about $250,000 from the Rockford Local Development Corporation.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds will be used to further expand sales, support sales growth, create a more optimal capital structure, diversify revenue streams and gain greater market penetration.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50 percent will be made up of funds raised from this crowdfunding campaign, when we raise our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If FDC raises the minimum offering amount, we anticipate that we can operate for approximately one year. This is based on a current burn rate of about $100,000 per month for expenses related to additional slotting fees to expand the retail business of $250,000, salaries that support the growth of $30,000 per biweekly pay period, and additional marketing expenses of $200,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for four or more years. This is based on a current monthly burn rate of $100,000 per month for expenses for the first year as explained in the paragraph above, salaries for the following three years that support the growth of $40,000, and $200,000 additional costs annually for marketing and operations-related expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. We have been approached by multiple banks interested in supporting our growth through restructured debt financing.

Indebtedness

- **Creditor:** Northern IL Community Development
  Amount Owed: $65,869.00
  Interest Rate: 4.5%

- **Creditor:** Note Payable - Blackhawk #6413
  Amount Owed: $304,599.00
  Interest Rate: 4.36%

Maturity Date: August 30, 2026

- **Creditor:** Note Payable - Blackhawk #6416
  Amount Owed: $139,451.00
  Interest Rate: 4.425%
  Maturity Date: August 30, 2028

- **Creditor:** Rockford Local Development Corporation
  Amount Owed: $20,542.00
  Interest Rate: 7.5%

- **Creditor:** Promissory Note - Blackhawk Bank #6882
  Amount Owed: $70,426.00
  Interest Rate: 6.14%
  Maturity Date: July 18, 2027

- **Creditor:** Note Payable - Blackhawk #6932
  Amount Owed: $135,148.00
  Interest Rate: 6.328%
  Maturity Date: September 09, 2027

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $53,979,987.60

Valuation Details:

We believe Fire Department Coffee, Inc is valued at approximately $54,000,000. The valuation is based on a conservative estimate of four to five times sales by year-end. We are forecasting sales to be in the range of $12M to $15M in total sales for the year.

Fire Dept. Coffee operates in the Food and Beverage (F&B) industry. It currently has coffee products in 3,670 stores and plans to expand to 20,887 stores by the end of 2023. The company has achieved consistent revenue growth over the past two fiscal years, with a recent fiscal year revenue of $6,276,167 and a pre-money valuation of $54,000,000. The company also has 7,552 active subscribers and partnerships with major distributors in the industry.

Comparable companies in the F&B industry that are not publicly traded include Califia Farms and La Colombe. Califia Farms is a plant-based beverage company that offers a variety of coffee and non-dairy products, while La Colombe is a specialty coffee roaster and retailer. Both companies focus similarly on quality and innovation, making

them comparable to Fire Dept. Coffee.

Industry revenue multipliers vary depending on the industry and the specific company. In the coffee and ready-to-drink beverage industry, the revenue multiplier is typically in the range of 0.5x to 5x or more, depending on factors such as growth potential, profitability, and market share.

Comparable companies that have recently raised capital at similar valuations in the coffee and ready-to-drink beverage industry include High Brew Coffee and RISE Brewing Co. High Brew Coffee raised $20 million in a Series B funding round in 2017, with a post-money valuation of $50 million. RISE Brewing Co. raised $8 million in a Series A funding round in 2019, with a valuation of $60 million.

Sources:

Califia Farms website (https://www.califiafarms.com/)

La Colombe website (https://www.lacolombe.com/)

IBISWorld Industry Report 2021: Coffee & Snack Shops in the US

Forbes: High Brew Coffee Raises $20 Million, Eyes Rapid Expansion (March 2017)

BevNet: RISE Brewing Co. Secures $8 Million in Series A Round (September 2019)

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,984.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Capital Restructuring*
  25.0%
  We will use 25% of the funds raised to create more flexibility on our line of credit and to reduce overall leverage, in order to create more sources of capital in the

future to support ongoing growth.

- *Company Employment*
  25.0%
  We will use 25% of the funds raised to hire key personnel for daily operations, including a CFO or controller, and operations and marketing personnel.

- *Working Capital*
  25.0%
  We will use 25% of the funds raised to working capital to cover expenses for increasing our penetration in retail stores as well as ongoing day-to-day operations of the company.

- *Investments in Capital Equipment*
  19.5%
  19.5% of the funds raised to invest in additional capital equipment to expand our roasting capacity and vertically integrate to print branded items in house to save money and control quality.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.firedeptcoffee.com/ (www.firedeptcoffee.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/firedeptcoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fire Department Coffee, Inc.

[See attached]

FIRE DEPARTMENT COFFEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022 AND 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Fire Department Coffee, Inc.
Rockford, Illinois

We have reviewed the accompanying financial statements of Fire Department Coffee Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2023
Los Angeles, California

FIRE DEPARTMENT COFFEE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 51,637	$ 161,791
Accounts Receivable, net	114,702	1,972
Inventory	1,331,835	794,074
Prepaids and Other Current Assets	17,162	7,323
Total Current Assets	**1,515,337**	**965,160**
Property and Equipment, net	793,390	506,373
Total Assets	**$ 2,308,727**	**$ 1,471,533**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 118,314	$ -
Credit Cards	160,667	62,818
Current Portion of Loans and Notes	185,411	164,987
Line of Credit	1,319,416	295,529
Other Current Liabilities	12,248	19,812
Total Current Liabilities	**1,796,055**	**543,146**
Promissory Notes and Loans	550,624	426,105
Total Liabilities	**2,346,680**	**969,251**
STOCKHOLDERS EQUITY		
Common Stock	376,706	376,706
Treasury Stock	(20,000)	(20,000)
Subscription Receivable	(10,649)	(10,649)
Shareholder Distribution	(177,871)	(66,057)
Retained Earnings/(Accumulated Deficit)	(206,139)	222,282
Total Stockholders' Equity	**(37,953)**	**502,282**
Total Liabilities and Stockholders' Equity	**$ 2,308,727**	**$ 1,471,533**

See accompanying notes to financial statements.

FIRE DEPARTMENT COFFEE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 6,276,167	$ 4,965,537
Cost of Goods Sold	3,836,507	2,746,175
Gross Profit	2,439,660	2,219,361
Operating Expenses		
General and Administrative	2,532,565	1,789,999
Sales and Marketing	270,845	232,584
Total Operating Expenses	2,803,410	2,022,583
Operating Income/(Loss)	(363,750)	196,778
Interest Expense	64,208	39,992
Other Loss/(Income)	(29,468)	(27,615)
Income/(Loss) before provision for income taxes	(398,490)	184,401
Provision/(Benefit) for income taxes	29,931	46,305
Net Income/(Net Loss)	**$ (428,421)**	**$ 138,096**

See accompanying notes to financial statements.

FIRE DEPARTMENT COFFEE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Treasury Stock		Subscription Receivable		Shareholder	earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Distribution	Deficit)	Equity
Balance—December 31, 2020	**5,599**	**$ 374,016**		**$ (20,000)**		**$ (7,958)**	**$ -**	**$ 84,186**	**$ 430,244**
Issuance of Stock	197	$ 2,691				$ (2,691)			$ (0)
Shareholder Distribution							(66,057)		(66,057)
Net Income/(Loss)								138,096	138,096
Balance—December 31, 2021	5,796	376,706	-	(20,000)	-	(10,649)	(66,057)	$ 222,282	**$ 502,282**
Issuance of Stock	46	-					-		-
Shareholder Distribution							(111,814)		(111,814)
Net Income/(Loss)								(428,421)	(428,421)
Balance—December 31, 2022	**5,842**	**$ 376,706**	**-**	**$ (20,000)**	**-**	**$ (10,649)**	**$ (177,871)**	**$ (206,139)**	**$ (37,953)**

See accompanying notes to financial statements.

FIRE DEPARTMENT COFFEE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(428,421)	$	138,096
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		53,617		273,148
Changes in operating assets and liabilities:				
Accounts Receivable, net		(112,730)		2,252
Inventory		(537,761)		(446,579)
Prepaids and Other Current Assets		(9,839)		2,533
Accounts Payable		118,314		-
Credit Cards		97,849		47,148
Other Current Liabilities		(7,564)		19,812
Net cash provided/(used) by operating activities		**(826,536)**		**36,410**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(340,634)		(662,349)
Net cash provided/(used) in investing activities		**(340,634)**		**(662,349)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		(111,814)		(66,057)
Line of Credit		1,023,887		295,529
Borrowing on Promissory Notes and Loans		144,943		369,578
Net cash provided/(used) by financing activities		**1,057,017**		**599,050**
Change in Cash		(110,154)		(26,889)
Cash—beginning of year		161,791		188,679
Cash—end of year	**$**	**51,637**	**$**	**161,791**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	64,208	$	39,992
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Fire Department Coffee Inc. was incorporated on January 13, 2015, in the state of Illinois under the name Pi Coffee Roasters, Inc. On September 26, 2018, the Pi Coffee Roasters Inc. changed name to Fire Department Inc. The financial statements of Fire Department Coffee Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rockford, Illinois.

Fire Department Coffee Inc. is a veteran-owned business certified by the National Veteran-Owned Business Association (NaVOBA). We're dedicated to providing great-tasting coffee to people everywhere. Our coffee is freshly roasted in the U.S.A. by our dedicated team of firefighters, first responders, veterans, and coffee experts. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton who is also a full-time firefighter and VP for Fire Department Coffee. Along with providing a growing selection of incredible coffee — including our proprietary Spirit Infused Coffee since 2016 — Fire Department Coffee, Inc. also supports our fellow first responders in need through the Fire Dept. Coffee Foundation by giving back to those who have been injured on the job, mentally or physically, or who are facing other serious health challenges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods, raw material, retail, shipping material, and supplies which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Building	40 years
Computer Equipment	3 years
Equipment	7 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fire Department Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its of its coffee.

Cost of sales

Costs of goods sold include the cost of material, finished goods, freight, shipping, packaging, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $270,845 and $232,584, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022	2021
Finished Goods		530,000	-
Raw Material		273,561	671,588
Retail		145,582	86,170
Shipping Material		163,594	31,753
Supplies		219,097	4,563
Total Inventory	**$**	**1,331,835**	**$ 794,074**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Escrow		5,793		7,143
Prepayments		7,576		180
Prepaid Deposits		3,793		-
Total Prepaids and Other Current Assets	**$**	**17,162**	**$**	**7,323**

Other current liabilities consist of the following items:

As of Year Ended December 31,		**2022**		**2021**
Accrued Property Taxes		5,620		1,668
Child Support Payable		236		-
Sales Tax		6,392		7,670
Income Tax Payable		-		10,474
Total Other Current Liabilities	**$**	**12,248**	**$**	**19,812**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		**2022**		**2021**
Building	$	596,399	$	416,892
Computer Equipment		13,756		13,756
Equipment		424,274		291,482
Leasehold Improvements		265,795		237,460
Property and Equipment, at Cost		**1,300,224**		**959,589**
Accumulated depreciation		(506,834)		(453,217)
Property and Equipment, Net	**$**	**793,390**	**$**	**506,373**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $53,617 and $273,148 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 5,842 shares and 5,796 shares of common stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved up to 100,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	5,196	$ 0.00	-
Granted	600		
Vested	600		
Forfeited	-		-
Outstanding at December 31, 2021	5,796	$ 0.00	6.54
Granted	46	$ 0.00	
Vested	46	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	5,842	$ 0.00	5.54

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2022 was approximately $0. The total fair value of the restricted stock awards vested during 2022 was $0.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Northern IL Community Development	$ 100,000	4.50%	01/28/2021	no set	$ 4,500	4,500	$ 65,869	$ -	$ 65,869	$ 4,125	$ 4,125	$ 83,273	$ -	$ 83,273
Note Payable - Blackhawk #6413	$ 318,160	4.36%	08/30/2021	08/30/2026	$ 13,869	13,869	$ 23,996	$ 280,603	$ 304,599	$ 13,869	$ 4,674	$ 23,996	$ 291,703	$ 315,699
Note Payable - Blackhawk #6416	$ 167,416	4.425%	08/30/2021	08/30/2028	$ 7,408	7,408	$ 27,917	$ 111,534	$ 139,451	$ 7,408	$ 2,496	$ 27,917	$ 134,401	$ 162,318
Rockford Local Development Corporation	$ 50,000	7.50%	09/10/2019	no set	$ 3,750	3,750	$ 20,542	$ -	$ 20,542	$ 3,750	$ 8,661	$ 29,801	$ -	$ 29,801
Promissory Note - Blackhawk Bank #6882	$ 150,000	6.14%	07/18/2022	07/18/2027	$ 4,189	4,189	$ 34,996	$ 35,430	$ 70,426					
Note Payable - Blackhawk #6932	$ 136,000	6.328%	09/09/2022	09/09/2027	$ 2,664	2,664	$ 12,091	$ 123,058	$ 135,148					
Total					$ 36,380	$ 36,380	$ 185,411	$ 550,624	$ 736,035	$ 29,152	$ 19,956	$ 164,987	$ 426,105	$ 591,092

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 185,411
2024	98,999
2025	98,999
2026	307,615
2027	23,543
Thereafter	21,467
Total	**$ 736,035**

Line of Credit

The Company entered into a Line of Credit agreement with Blackhawk Bank. The credit facility size $1,750,000. The interest rate is 7% per annum and the maturity date is June 30, 2023. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $1,319,416 and $295,529. The entire balance is classified as current.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

On March 23, 2023, the Company entered into a loan agreement with Rockford Local Development Corporation in the amount of $200,000. The interest rate is set to 6% per annum and the maturity is March 1, 2028.

On February 1, 2023, the Company issued 146.05 of warrant shares to Racer X, LLC, with a purchase price of $0.01.

In 2023, the company has elected to be taxed as a C Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $363,750, an operating cash flow loss of $826,536, and liquid assets in cash of $51,637, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fire Department Coffee is not live or open to the public at this moment.

INVEST IN FIRE DEPARTMENT COFFEE TODAY!

Handcrafted, Super-Premium Coffee

Fire Department Coffee is a veteran-owned and firefighter-run company handcrafting super-premium coffee with a family-focused lifestyle that serves ...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FDC
VETERAN OWNED

$0 Raised

REASONS TO INVEST

- Fire Department Coffee (FDC) is mission-driven and community-focused while giving back to support sick and injured first responders and providing super-premium coffee to people everywhere.
- We are rapidly expanding into omnichannel environments, including our proprietary Spirit Infused Coffee developed in 2016.
- We believe we are positioned to lead in the growing coffee market – currently valued at $95.58 billion and expected to grow at a CAGR of 3.51% from 2023-2025.*

*Information from Business Wire (Source)

Invest Now
$8.40 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$495.60	$53.98M

THE PITCH

Coffee That Fuels Community


As a firefighter and paramedic, the crew at the station is like a family, and that's precisely how I feel about Fire Department Coffee. They don't just make excellent coffee, they also support first responders, helping them to return to their communities."
— Natalie A.
FDC
COFFEE
ORIGINAL MEDIUM ROAST
1 MILLION+
SOCIAL MEDIA FOLLOWERS
What would you grab from another shift's fridge?

Fire Department Coffee is a veteran-owned business certified by the National Veteran-Owned Business Association (NaVOBA) dedicated to providing great-tasting coffee to people everywhere. Our coffee is freshly roasted in the U.S. by our dedicated team of firefighters, first responders, veterans, and coffee experts. In addition to providing a growing selection of coffee – including our proprietary Spirit Infused Coffee, we also support our fellow first responders in need through the Fire Department Coffee Charitable Foundation.

Fire Department Coffee has made significant progress in growing reach and engagement across all social media platforms with entertaining content. We have been able to monetize marketing efforts which has fueled our growth exponentially. Through our content engine, we continue to grow our brand reach and awareness which helps drive top-line revenue.


Making genuine content that is fun and engaging has helped our brand stand out and succeed on social media. We live and breath the real situations of being a first responder everyday, that's why it's so easy for us to connect with our audience."
— Jason Patton


Pranks. It's what makes every fire station amazing. #Firefighter #radio #prank
Fire Dept. Coffee
Subscribe

THE PROBLEM & OUR SOLUTION

Giving Back Never Tasted So Good


A MISSION
OF SUPPORTING FIRST RESPONDERS

Fire Department Coffee is more than just a coffee company – it is a mission-driven organization that is dedicated to giving back to those who serve and protect us. Our commitment to supporting sick and injured first responders is just one example of the many ways that we are making a difference in our communities.

Consumers love to support companies making a difference, and Fire Department Coffee is doing just that one sip at a time. Not only will customers enjoy a delicious cup of coffee, but they'll feel good knowing that they are supporting a company that is committed to making a positive impact in the world.

Brewing With New Innovation

Fire Department Coffee is positioned to lead the super-premium coffee segment. The non-alcoholic drinks market forecasts a 25.4% growth in non-alcoholic offerings in the U.S. through 2026 and a 5.9% growth in the low-alcohol segment during the same period (Source). Further, revenue in the coffee segment amounts to $95.58 billion USD in 2023 and is expected to grow at a CAGR of 3.51% until 2025 (Source).

Fire Department Coffee has been growing since its founding in 2016, and we plan to further our growth with our proprietary Spirit Infused Coffee and specialty blends. With revenue over $6 million last year, we believe this is just the beginning for Fire Department Coffee.


NON-ALCOHOLIC
SPIRIT-INFUSED
COFFEE
HANDCRAFTED SINCE 2016
NON-ALCOHOLIC
FDC
IRISH WHISKEY
VANILLA BEAN BOURBON
BOURBON

Fire Department Coffee currently has products in 3,670 stores and we have a goal to expand to 20,887 stores by the end of 2023. We also have an impressive 7,552 active subscribers and are expected to reach 12,000+ subscribers by the end of the year. These active subscriptions include subscribers to the Spirit Infused Coffee Club, Coffee of the Month Club, Charity of the Month Shirt Club, and other coffee subscriptions that auto-renew.


CURRENTLY IN 3,670 STORES
BY END OF 2023 = 20K+ STORES
FDC
COFFEE
DARK ROAST
ORIGINAL MEDIUM ROAST
ESPRESSO
ESPRESSO
12.99
12.99
12.99
12.99

Fire Department Coffee believes its sales will grow substantially over the next three years through an increase in conventional and mass grocers, club stores, convenience, and away-from-home markets. We also recently established relationships with distributors like UNFI, DPI, Core-Mark, Mclane, and we are currently unlocking further growth with KeHE.

WHY INVEST

More Than A Coffee Company

Beyond a growing selection of coffee and gear items, Fire Department Coffee is a lifestyle brand making headway in the automotive and motorsports industry. Recent endeavors include becoming the Official Coffee of the National Hot Rod Association and a primary sponsor for Kaz Grala – driver in the NASCAR Xfinity Series.


OFFICIAL COFFEE OF
NHRA
ANTRON BROWN
3X TOP FUEL CHAMPION
MOTORSPORTS
MATCO TOOLS
FUEL THE DRIVE!
KAZ GRALA
FIRE DEPT. COFFEE
26

Join Fire Department Coffee, and invest in the future of coffee and help better the lives of first responders.

ABOUT

HEADQUARTERS
811 W Riverside Blvd
Rockford, IL 61103

WEBSITE
View Site

Fire Department Coffee is a veteran-owned and firefighter-run company handcrafting super-premium coffee with a family-focused lifestyle that serves fellow first responders in need. The company is fast-growing and achieved a revenue of over $6 million last year.

TEAM

Luke Schneider
CEO, Chairman of the Board

Luke Schneider is the founder and CEO of Fire Department Coffee based in Rockford, IL. He's a U.S. Navy veteran that served amid our nation's wars in Iraq and Afghanistan. After leaving the Navy in 2008, he became a professional firefighter for the city of Rockford. In addition to his passion for serving his country and his community, he also found a passion for crafting great-tasting coffee and started Fire Department Coffee in 2016.

Jason Patton
Vice President, Board Member

Jason Patton is the Vice President of Fire Department Coffee, current Firefighter/Paramedic and creator of Fire Department Chronicles. Jason has helped grow the social following of Fire Department Coffee and Fire Department Chronicles to a combined 5.5 million followers through fun, engaging and emotionally capturing videos.

Brad Flaherty
Chief Creative Officer, Board Member

Brad Flaherty is the Chief Creative Officer for Fire Department Coffee. He leads the company's branding and marketing with a focus on successfully growing the company's digital presence. Brad has a background in graphic design and he's been creating professionally since 2001 where he's worked for both in-house studios and design agencies over his career. Most notably he's worked with brands like the NFL's Washington Football Team, Hilton Hotels, Wilson Sporting Goods, MillerCoors, Conair and UFC — designing the Legacy Belt for all UFC champions.

Georgiana Strait
Chief Marketing Officer

Georgiana Strait, Chief Marketing Officer for Fire Department Coffee, spearheads strategic growth and marketing opportunities for e-commerce and retail environments. Georgiana has a background in both the B2B and B2C space – working with tech leaders, such as General Electric's subsidiary company Gensuite, and among other tech/e-commerce companies. Georgiana is an Active Duty Army Veteran dedicated to giving back to the Veteran community through the national non-profit organization, Warrior Writers, where she is a Chapter Lead in New Orleans.

Jon Bryan
Chief Growth Officer

Jon Bryan has a background in sales, graphics and marketing. He was also a Texas Firefighter Paramedic for 5 years. After Jon's Dallas Fire Captain took his own life, Jon started an entertainment company on a mission to raise money and awareness for mental health. This mission lead Jon out of the fire service and into Fire Department Coffee.

Dakotah Quimby
Chief Operations Officer

Dakotah is the Chief Operating Officer for Fire Department Coffee. While he helps manage the operations of the company, he loves the craft of producing great coffee for everyone to enjoy and being a part of a family-oriented company. He enjoys engaging with our teams to maintain operational efficiencies and positive team health.

Glenn Zemel
Chief Scientific Officer, Board Member

Physician and Food Scientist with over 30 years of combined experience with roles in both medicine and the CPG industry. Expertise combines and integrates medicine, health, wellness, and product development. Glenn has worked for several large corporations in the CPG industry. He is an Alpha Omega Alpha graduate of the Wayne State University School of Medicine who performed his residency in anesthesiology at the University of Chicago. He is a Diplomate of the American Board of Anesthesiology. Prior to his medical training, he earned his M.S. in Food Science and Human Nutrition at the University of Florida.

Larry Walton
Secretary, Board Member

Larry is a Director and Shareholder of Fire Department Coffee. He is also a full-time Firefighter/Paramedic for the city of Rockford, Illinois.

Peter Provenzano
Board Member

Peter Provenzano is the President & CEO of SupplyCore Inc., a supply chain integrator and government contractor. An advocate for innovation, Peter has helped shape the federal defense contracting industry. After years of leading SupplyCore to refine its technology, procurement and logistic capabilities, Peter transitioned the company in the 2000s from a transactional store and forward model to a programmatic, direct-to-the-customer supply chain integrator. This innovative approach, supplying mission critical materials directly to military bases and end users, has aided both the U.S. and foreign military services in supporting sustainment and maintaining readiness.

Jeff Fahrenwald
Chief Financial Officer, Board Member

Jeff is the acting Chief Financial Officer at Fire Department Coffee and Professor Emeritus of Business at Rockford University. Jeff works with and supports the FDC Leadership Team to develop and execute strategic direction and goals. He also helps with analysis and decision-making related to financial operations. While at Rockford University Jeff was Assistant Professor and the MBA Director. In this role he was also responsible for Executive Development Training and the Graduate Assistant program. Jeff has been recognized for his contributions to the Rockford Community, such as being named 2014 Citizen of the Year and 21 People You Should Know in Rockford in 2011 by the Rockford Area Chamber of Commerce.

Mark Schneider
Board Member

Mark Schneider is the proud father of the CEO of FDC, Luke Schneider. He has been working in the plastic rigid packaging industry for the last 43 years in various leadership roles. He has been leading a global R&D group for the last 27 years with the 2nd largest rigid plastic packaging company in the world. Instead of being a "Me-Too," Mark's focus is on differentiating in the market through innovation.

TERMS

Fire Department Coffee

Overview

PRICE PER SHARE
$8.40

VALUATION
$53.98M

DEADLINE
Sep 4, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$495.60

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,984.80

SHARES OFFERED
Non-Voting, Non-Dividend Common Stock

MIN NUMBER OF SHARES OFFERED
1,785

MAX NUMBER OF SHARES OFFERED
147,022

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Incentives

Super Early Bird: Receive 10% bonus shares if invested within first 24 hours of launch

Early Bird: Receive 5% bonus shares if invested within first 48 hours of launch

First Week: Receive 3% bonus shares if invested within first week of launch

Volume-Based Incentives

Tier 1 $1000+

First month free coffee subscription (Up to $25 value; must be redeemed within 60 days)

15% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

Tier 2 $2,500+

First month free coffee subscription (Up to $50 value; must be redeemed within 60 days)

20% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

Tier 3 $5,000+

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

3% bonus shares

Tier 4 $10,000+ (US Investors Only)

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year (excludes subscriptions)

Exclusive access to quarterly investors webinar

Coffee care package to deliver to local fire station

5% bonus shares

Tier 5 $25,500+ (US Investors Only)

Receive all non-bonus share/discount perks listed above, plus:

25% discount for 1 year (excludes subscriptions)

8% bonus shares

2 tickets to NHRA race

Attendees receive shirt, hat, mug

Dinner w/FDC executives

Date/location TBD

Personalized FDC tumbler

Tier 6 $50,000+ (US Investors Only)

Receive all non-bonus share perks listed above, plus:

10% bonus shares

Tour of FDC roasting facility, R&D cupping experience, coffee sampling

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fire Dept Coffee Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $8.40 per share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $840. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

PRESS

Specialty Food Association
2023 Leadership Award Winner for Citizenship: Luke Schneider, Fire Department Coffee

View Article

Heavy
Fire Department Coffee Celebrates Racing's Family Atmosphere

View Article

Dairy Foods
Fire Department Coffee rescues RTD category with spirit-infused Nitro Cold Brew

View Article

Fox Business
Illinois veteran who launched Fire Department Coffee leaves fire service to run 'brew' business

View Article

Fire Engineering
Fire Department Coffee Shows Support for Firefighter Cancer Support Network

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Fire Department Coffee.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Script

Hey everyone, my name's Jason Patton- I'm the Vice President of Fire Department Coffee, and as a veteran-owned and firefighter-run coffee business (and #37 on the 2022 INC 5000 fastest-growing private food and beverage companies), our passion has been to create incredible coffees that'll satisfy anybody's palate.

Whether you enjoy light roasts, medium roasts, dark roasts, espressos, or even want to explore our innovative and highly popular line of spirit-infused coffees, we have the coffee that's guaranteed to motivate you to get started on your day.

And since our mission, from the inception of Fire Department Coffee, has been to support sick and injured first responders, we know that purchases go back to helping those who need it the most.

Oh, did I mention the fun, and sometimes ridiculous, social media videos that we've created to build a community of millions of followers and amass hundreds of millions of views?

With a proven E-commerce track history, a rapid expansion into retail, as well as being the official coffee of the National Hot Rod Association, we know that this is just the beginning of the Fire Department Coffee journey that will change the way that people look at coffee, as well as changing the lives of first responders who need it the most along the way.

So we look forward to you joining us at our kitchen table as you become a part of the Fire Department Coffee family.

Script for the TikTok/YouTube Short video in the Pitch section:

Jason: Fenton, you doing ok buddy?

Fenton: Shut up!

We see the door to the bunk room slam.

Randy: What's his problem?

Jason: Remember last week when he put my bed in the bay?

Randy: Yeah.

Jason: Well, I hid a radio in the ceiling of his bunk room and every 30 minutes or so I do this-

Jason holds the microphone up to his face and keys it up.

Jason: "bleep"

Fenton loses his mind screaming

CUT BACK TO-JASON AND RANDY SITTING AT THE RECLINERS

Jason: He hasn't slept in weeks.

Randy: Can I try it?

Jason: Sure?

Randy: Holding the microphone up to his face.

"bleep"

We hear Fenton losing his mind in the background.

Fenton: "Where is it!!"

Randy and Jason laugh

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRE DEPARTMENT COFFEE, INC.

CO-SALE AGREEMENT

THIS CO-SALE AGREEMENT (the "Agreement") is made and entered into as of this [___] day of [______________], 2023, by and among FIRE DEPARTMENT COFFEE, INC., an Illinois corporation (the "Company"), and [________________________] ("Investor").

RECITALS

WHEREAS, Investor is purchasing shares of the Company's Non-Voting Common Stock from the Company (the "NV Stock");

WHEREAS, the Company's agreement to issue the NV Stock to Investor is conditioned upon the execution and delivery of this Agreement;

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

1. DRAG-ALONG RIGHTS.

1.1 Notice of Transfer. If shareholders (the "Selling Shareholders") holding more than 50% of the issued and outstanding shares of Voting Common Stock in the Company propose to transfer, through one transaction or any series of related transactions, a number of shares of Voting Common Stock that, in the aggregate, constitutes more than 50% of all of the issued and outstanding shares of Voting Common Stock in the Company (on a fully-diluted basis assuming full conversion of all outstanding shares of Voting Common Stock or other instruments convertible into or exchangeable for shares of Voting Common Stock), such Selling Shareholders shall have the right to do so and shall have the right to require each holder of an issued and outstanding share of NV Stock (each a "Co-Seller") to transfer all or any portion of the shares of NV Stock held by such Co-Seller, free and clear of all liens or other encumbrances; provided, however, that if the Selling Shareholders do not require each Co-Seller to transfer all shares of NV Stock held in the aggregate by the Co-Sellers, the number of shares of NV Stock to be transferred by each Co-Seller shall be allocated pro rata among the Co-Sellers based on their relative number of shares of NV Stock held by each of them. The Selling Shareholder (s) shall exercise his or their rights under this Section 1.1 by written notice to each Co-Seller including a copy of the document(s) pursuant to which he or they intend to transfer the shares of Voting Common Stock.

1.2 Terms of Sale. All shares of NV Stock being transferred by Co-Sellers pursuant to Section 1.1 shall be treated identically with all shares of Voting Common Stock being sold by the Selling Shareholders in all respects; provided, however, that the Co-Sellers shall not be required to make any representations or warranties or indemnification obligations in connection with such transfer other than representations, warranties and indemnifications as to (i) such Co-Seller's ownership of the shares being transferred by that Co-Seller; (ii) such Co-Seller's power and authority to effect that transfer of the Membership Interests being transferred by that Co-Seller; and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require, except that

that transferee may not require that each Co-Seller be an "accredited investor" within the meaning of the Securities Act and its implementing regulations (an "Accredited Investor").

2. LEGEND.

2.1 Each certificate representing shares of Investor Stock now or hereafter owned by Investor shall be endorsed with the following legend:

> "THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER AND THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

2.2 Investors agree that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 2.1 above to enforce the provisions of this Agreement and the Company agrees to promptly do so.

3. MISCELLANEOUS.

3.1 Conditions to Exercise of Rights. Exercise of Investor's rights under this Agreement shall be subject to and conditioned upon, and the Company shall use its best efforts to assist Investor in, compliance with applicable laws.

3.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Illinois in all respects without giving effect to conflict of law principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of Winnebago, Illinois.

3.3 Amendment. Any provision of this Agreement may be amended or modified and/or the observance thereof may be waived or this Agreement terminated, only with the written consent of (i) the Company, and (ii) Investor.

3.4 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

3.5 Term. This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a) the date of the closing of a firm commitment underwritten public offering of the Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission, and declared effective under the Act which results in all outstanding shares of NV Stock being converted into Common Stock.

3.6 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

3.7 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.8 **Attorneys' Fees**. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

3.9 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

3.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[THIS SPACE INTENTIONALLY LEFT BLANK]

The foregoing CO-SALE AGREEMENT is hereby executed as of the date first above written.

COMPANY:

FIRE DEPARTMENT COFFEE, INC.

Signature:____________________________

Print Name: Luke Schneider

Title: President

Address: 811 W. Riverside Blvd
Rockford, IL 61103

The foregoing CO-SALE AGREEMENT is hereby executed as of the date first above written.

INVESTOR:

Signature:______________________________

Print Name:____________________________

Title:__________________________________

Address: _______________________________

____

EXHIBIT G TO FORM C

TTW Materials


FDC
VETERAN OWNED

Hello Brad,

We appreciate your support at Fire Department Coffee. Since launching in 2016, we've made major strides towards giving back to the first responder community and providing premium coffee to the world – and we couldn't do it without you.

Our next big adventure is about to begin. Stay on the lookout as we will launch an investment opportunity at Fire Department Coffee today at 6:00 PM (CT). Supporters who invest within the first 24 hours will have access to exclusive bonus shares.

Stay tuned for more information about this exciting offer and a chance to join our growing community!

Sincerely,

Luke Schneider (Founder / CEO)
Jason Patton (Vice President)
Fire Dept. Coffee



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


FDC
COFFEE
